UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  March 12, 2007                      /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      MARCH 12, 2007

        ROCHESTER ACQUIRES A 70% INTEREST IN SECOND GOLD/SILVER PROPERTY

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to announce that it has entered into an agreement to acquire a 70% interest in the Santa Fe gold-silver property located immediately east of its high-grade Mina Real Property in the State of Nayarit, Mexico. The property covers approximately 3800 hectares, and previous work has identified ten zones of epithermal veining and mineralization on the property.

The information available from previous sampling, combined with observations from a recent site visit, suggest there is potential to develop additional ore sources for the nearby Mina Real mill, and to discover additional zones of mineralization. Mineralization occurs over an elevation range of approximately 700 metres, and ranges from high-level discrete veins to broad zones of alteration containing multiple veins. Check sampling by the Company's Mexican consultants is currently underway; based on the results of this work, the Company plans to commence a surface exploration program on the highest priority targets.

The terms of the agreement require that Rochester fund 100% of all costs associated with the exploration and development of the property and pay US10,000/month to the minority owners until the property goes into production. No royalties or other costs are associated with the acquisition.

"We are very fortunate to have been able to acquire such a promising property at this stage in our development." commented Dr. Parra, President and CEO. "We are nearing the completion of our startup phase at our 200 tonnes/day Mina Real Mill and will be working aggressively to meet our next objective of increasing production to 300 tonnes/day from mining activities at Mina Real. In view of the fact that Rochester is now a producing junior, we expect to generate sufficient cash flow from operations to develop this newly acquired property to production status if, as and when justified.

The Santa Fe property is within trucking distance of our Mina Real Mill and has the potential to provide additional mill feed to support a material increase in capacity at the Mina Real Mill or possibly support the development of a second mill in the area."

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is a QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Lindsay Bottomer P.Geo. who is a Qualified Person as defined in NI 43-101, has reviewed the technical content of this news release.

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. Its key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                       Empire Communications Inc.
-------------------------                 Tel: 1-866-841-0068
Douglas F. Good, Chairman                 Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.